UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MONAKER GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

609011101

(CUSIP Number)

Donald P. Monaco

2690 Weston Road, Suite 200

Weston, FL 33331

Telephone: 630-728-5571

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 549333300

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monaco Investment Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Illinois, USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,855,754 shares of Common Stock(1); 575,000 shares of Series A Preferred Stock(2); and 58,205,754 total voting shares(3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,855,754 shares of Common Stock(1) and 575,000 shares of Series A Preferred Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,754 shares of Common Stock(1); 575,000 shares of Series A Preferred Stock(2); and 58,205,754 total voting shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4% of the outstanding Common Stock(1) (4); 30.8% of the outstanding Series A Preferred Stock; and 29.6% of the outstanding total voting shares(5) (6)

14	TYPE OF REPORTING PERSON PN

CUSIP No. 549333300

(1) Includes 705,754 shares of Common Stock and 1,150,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person (see footnote (2) below).

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Includes 705,754 shares of Common Stock and 57,500,000 voting shares which the 575,000 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above).

(4) Based on 10,673,900 total shares outstanding as of October 28, 2016, representing 9,523,900 outstanding shares of Common Stock and 1,150,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person (see footnote (2) above).

(5) Based on 196,485,000 total voting shares outstanding as of October 28, 2016, representing 9,523,900 outstanding shares of Common Stock and 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above).

(6) When taking into account the conversion of the Series A Preferred Stock (see footnotes (1) and (2) above).

CUSIP No. 549333300

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Monaco Insurance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Illinois, USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,906,292 shares of Common Stock(1); 500,000 shares of Series A Preferred Stock(2); and 50,906,292 total voting shares(3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,906,292 shares of Common Stock(1) and 500,000 shares of Series A Preferred Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,906,292 shares of Common Stock(1); 500,000 shares of Series A Preferred Stock(2); and 50,906,292 total voting shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.1% of the outstanding Common Stock(1)(4); 26.7% of the outstanding Series A Preferred Stock; and 25.9% of the outstanding total voting shares(5) (6)

14	TYPE OF REPORTING PERSON OO

CUSIP No. 549333300

(1) Includes 906,292 shares of Common Stock and 1,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person.

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Includes 906,292 shares of Common Stock and 50,000,000 voting shares which the 500,000 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above).

(4) Based on 10,523,900 total shares outstanding as of October 28, 2016, representing 9,523,900 outstanding shares of Common Stock and 1,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person (see footnote (2) above).

(5) Based on 196,485,000 total voting shares outstanding as of October 28, 2016, representing 9,523,900 outstanding shares of Common Stock and 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above).

(6) When taking into account the conversion of the Series A Preferred Stock (see footnotes (1) and (2) above).

CUSIP No. 549333300

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Monaco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,762,066 shares of Common Stock(1); 1,075,000 shares of Series A Preferred Stock(2); and 109,112,066 total voting shares(3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 3,762,066 shares of Common Stock(1) and 1,075,000 shares of Series A Preferred Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,762,066 shares of Common Stock(1); 1,075,000 shares of Series A Preferred Stock(2); and 109,112,066 total voting shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2% of the outstanding Common Stock(1) (4); 57.5% of the outstanding Series A Preferred Stock; and 55.5% of the outstanding total voting shares(5) (6)

14	TYPE OF REPORTING PERSON IN

CUSIP No. 549333300

(1) Includes 1,612,046 shares of Common Stock and 2,150,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Person and 20 shares of Common Stock held by the Reporting Person.

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Includes 1,612,066 shares of Common Stock and 107,500,000 voting shares which the 1,075,000 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above).

(4) Based on 11,673,900 total shares outstanding as of October 28, 2016, representing 9,523,900 outstanding shares of Common Stock and 2,150,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person (see footnote (2) above).

(5) Based on 196,485,000 total voting shares outstanding as of October 28, 2016, representing 9,523,900 outstanding shares of Common Stock and 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above).

(6) When taking into account the conversion of the Series A Preferred Stock (see footnote (1) above).

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.00001 par value per share (“Common Stock”) of Monaker Group, Inc. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 2690 Weston Road, Suite 200, Weston, Florida 33331.

On May 12, 2012, the Issuer effected a 1:500 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On June 25, 2015, the Issuer effected a 1:50 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

Item 2. Identity and Background

(a) This statement is filed by Monaco Investment Partners II, LP, an Illinois limited partnership (“MI Partners”), the Donald P. Monaco Insurance Trust, an Illinois trust (the “Trust”), and Donald P. Monaco, an individual (“Monaco”). Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Monaco is the managing general partner of MI Partners and is also the trustee of the Trust. By virtue of these relationships, Monaco is deemed to beneficially own the securities beneficially owned by MI Partners and the Trust.

Monaco was appointed as a member of the Board of Directors of the Company in August 2011.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of MI Partners and the Trust is 353 E. Liberty Drive, Wheaton, IL 60187.

(c) The principal activity of MI Partners and the Trust are investment related and Monaco is an aviation business owner and investor.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MI Partners and the Trust are organized under the laws of the State of Illinois. Monaco is a citizen of the United States of America.

Item 3. Source of Amount of Funds or Other Compensation

In November 2009, Monaco acquired 20 shares of the Company’s Common Stock in consideration for $500,000 in cash.

In August 2011, Monaco received warrants to purchase 20 shares of the Company’s Common Stock at an exercise price of $1,250 per share, in consideration for providing the Company a $250,000 loan, evidenced by a promissory note, which were exercisable beginning on August 18, 2011 and expired unexercised on November 30, 2015.

In January 2012, MI Partners acquired 500,000 shares of Series A Preferred Stock of the Company, which have the terms described below, in consideration for $500,000 in retired promissory notes and on July 10, 2012, MI Partners acquired 75,000 shares of Series A Preferred Stock of the Company in consideration for $75,000 in cash.

CUSIP No. 549333300

In January 2012, the Trust acquired 500,000 shares of Series A Preferred Stock of the Company in consideration for $500,000 in retired promissory notes.

In October 2011, Monaco was granted an option to purchase 1 share of Common Stock of the Company, at an exercise price of $181,250 per share, which was exercisable beginning on April 3, 2012 and expires on October 2, 2021. These options were subsequently cancelled on November 30, 2015.

In October 2015, MI Partners purchased 100,000 units from the Company, for $2.50 per unit, or $250,000 in aggregate, each including one share of Common Stock and one warrant to purchase one share of Common Stock with an expiration date of September 30, 2016, and an exercise price of $1.50 per share.

In November 2015, MI Partners purchased 100,000 units from the Company, for $2.50 per unit, or $250,000 in aggregate, each including one share of Common Stock and one warrant to purchase one share of Common Stock with an expiration date of November 2, 2016, and an exercise price of $1.50 per share.

In November 2015, the Trust exchanged convertible promissory notes and accrued interest (the “Notes”) in the amount of $565,731, for 226,292 shares of Common Stock of the Company (calculated at approximately $2.50 per share of Common Stock for the Notes). The Notes were convertible at any time into shares of Common Stock or the Company’s Series B Preferred Stock.

In November 2015, MI Partners exchanged Notes in the amount of $764,384, for 305,754 shares of Common Stock (calculated at approximately $2.50 per share of Common Stock for the Notes). The Notes were convertible at any time into shares of Common Stock or the Company’s Series B Preferred Stock.

In November 2015, the Trust purchased 100,000 units from the Company, for $2.50 per unit, or $250,000 in aggregate, each including one share of Common Stock and one warrant to purchase one share of Common Stock with an expiration date of November 24, 2016, and an exercise price of $1.50 per share.

In January 2016, the Trust purchased 240,000 units from the Company, for $2.50 per unit, or $600,000 in aggregate, each including one share of Common Stock and one warrant to purchase one share of Common Stock with an expiration date of January 21, 2017, and an exercise price of $1.50 per share.

In April 2016, MI Partners exercised warrants to purchase 200,000 shares of Common Stock at an exercise price of $1.50 per share, for an aggregate of $300,000, and was issued 200,000 shares of Common Stock.

In May 2016, the Trust exercised warrants to purchase 60,000 shares of Common Stock at an exercise price of $1.50 per share, for an aggregate of $90,000, and was issued 60,000 shares of Common Stock.

In October 2016, the Trust exercised warrants to purchase 280,000 shares of Common Stock at an exercise price of $1.50 per share, for an aggregate of $420,000, and was issued 280,000 shares of Common Stock.

CUSIP No. 549333300

Series A Preferred Stock

The holders of record of shares of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the shareholders of the Company and are entitled to one hundred (100) votes for each share of Series A Preferred Stock. Each share of Series A Preferred Stock is redeemable at $1.00 per share. The Series A Preferred Stock is entitled to a 10% annual dividend, payable as, when and if, declared by the Board of Directors, payable on the first day of April, July, October and January.

Per the terms of the Amended and Restated Certificate of Designations relating to the Series A Preferred Stock, subject to the availability of authorized and unissued shares of Series A Preferred Stock, the holders of Series A Preferred Stock may, by written notice to the Company:

●	elect to convert all or any part of such holder’s shares of Series A Preferred Stock into Common Stock at a conversion rate of the lower of:
(a) $25.00 per share; or
(b) at the lowest price the Company has issued stock as part of a financing.
●	convert all or part of such holder’s shares (excluding any shares issued pursuant to conversion of unpaid dividends) into debt obligations of the Company, secured by a security interest in all of the assets of the Company and its subsidiaries, at a rate of $25.00 of debt for each share of Series A Preferred Stock.
●	elect to convert all or any part of such holder’s shares of Series A Preferred Stock into shares of the Company’s Series C Preferred Stock, at a conversion rate of two (2) shares of Series A Preferred Stock for every one (1) share of Series C Preferred Stock.

On February 28, 2014, the Company’s Series A Preferred Stock shareholders agreed to authorize a change to the Certificate of Designations of the Series A Preferred Stock in Nevada to lock the conversion price to the lower of (a) a fixed price of $0.50 per share (two shares of Common Stock for every one share of Series A Preferred Stock); and (b) the lowest price the Company has issued stock as part of a financing after January 1, 2006.

In the event of any liquidation, dissolution or winding up of this Company, either voluntary or involuntary (any of the foregoing, a “liquidation”), holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this Company to the holders of the common Stock or any other series of Preferred Stock by reason of their ownership thereof an amount per share equal to $1.00 for each share (as adjusted for any stock dividends, combinations or splits with respect to such shares) of Series A Preferred Stock held by each such holder, plus the amount of accrued and unpaid dividends thereon (whether or not declared) from the beginning of the dividend period in which the liquidation occurred to the date of liquidation. Additionally, each holder of Series A Preferred Stock holds a security interest in substantially all of the Company’s assets in order to secure its obligations in connection with such Series A Preferred Stock.

Except for transfers to family members, or trusts for the benefit of Series A Preferred Stock holders, no holder of Series A Preferred Stock is able to transfer his/her/its shares of Series A Preferred Stock. These shares are owned by a) William Kerby, CEO and Chairman of the Company, b) the Monaco Investment Partners II, LP, of which Donald Monaco, a Director of the Company, is the Managing Partner, and c) the Donald P. Monaco Insurance Trust, which Donald Monaco, a Director of the Company, is the Trustee.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (otherwise than as have already been effected following the Closing);

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

CUSIP No. 549333300

The Reporting Persons do not have any plans or proposals which relate to or result in:

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)

As of the close of business on October 28, 2016, the Reporting Persons beneficially own in aggregate 3,762,066 shares of Common Stock(1); 1,075,000 shares of Series A Preferred Stock(2); and 109,112,066 total voting shares(3), representing 32.2% of the outstanding Common Stock(1); 57.5% of the outstanding Series A Preferred Stock; and 55.5% of the outstanding total voting shares(4).

As of the close of business on October 28, 2016, MI Partners beneficially owns in aggregate 1,855,754 shares of Common Stock(1); 575,000 shares of Series A Preferred Stock(2); and 58,205,754 total voting shares(3), representing 17.4% of the outstanding Common Stock(1); 30.8% of the outstanding Series A Preferred Stock; and 29.6% of the outstanding total voting shares(4). By virtue of his relationship with MI Partners discussed in further detail in Item 2, Monaco is deemed to beneficially own the securities beneficially owned by MI Partners.

As of the close of business on October 28, 2016, the Trust beneficially owns in aggregate 1,906,292 shares of Common Stock(1); 500,000 shares of Series A Preferred Stock(2); and 50,906,292 total voting shares(3), representing 18.1% of the outstanding Common Stock(1); 26.7% of the outstanding Series A Preferred Stock; and 25.9% of the outstanding total voting shares(4). By virtue of his relationship with the Trust discussed in further detail in Item 2, Monaco is deemed to beneficially own the securities beneficially owned by the Trust.

(b)	Monaco may be deemed to have shared power with MI Partners and the Trust, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by MI Partners and the Trust, respectively.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A.

(1) Includes shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by each of the Reporting Persons.

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Based on 196,485,000 total voting shares outstanding as of October 28, 2016, representing 9,523,900 outstanding shares of Common Stock and 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above).

(4) When taking into account the conversion of the Series A Preferred Stock.

CUSIP No. 549333300

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement by and among Monaco Investment Partners II, LP, Donald P. Monaco Insurance Trust and Donald P. Monaco, dated October 28, 2016

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2016

Monaco Investment Partners II, LP

By:	Donald P. Monaco, General Partner
/s/ Donald P. Monaco
Donald P. Monaco

Donald P. Monaco Insurance Trust

/s/ Donald P. Monaco
Donald P. Monaco Trustee

/s/ Donald P. Monaco
Donald P. Monaco

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.